UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 000-29898

BlackBerry Limited

(Translation of registrant’s name into English)

2200 University Avenue East,

Waterloo, Ontario, Canada

N2K 0A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Narrows Non-GAAP Loss per Share to ($0.02) on
Broad-Based Operational Progress in Fiscal 2015 Second Quarter
2	BlackBerry Supplemental Financial Information

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987) and on July 25, 2014 (File No. 333-197636).

Document 1

September 26, 2014

FOR IMMEDIATE RELEASE

BlackBerry Narrows Non-GAAP Loss per Share to ($0.02) on Broad-Based Operational Progress in Fiscal 2015 Second Quarter

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months ended August 30, 2014 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q2 Highlights:

•	Cash and investments balance of $3.1 billion at the end of the fiscal quarter, up $11 million from the prior quarter

•	Normalized cash use of $36 million in the quarter, compared to $255 million in the prior quarter

•	Non-GAAP gross margin of 47.5%, driven by positive non-GAAP hardware gross margin

•	Breakeven non-GAAP operating margin

•	The EZ Pass Program has resulted in a total of 3.4 million licenses issued for BES10, a nearly three-fold increase from last quarter, with 25% of total licenses traded in from competitors’ Mobile Device Management platforms

•	91 million monthly active BBM users, up from 85 million in the prior quarter

•	Created the BlackBerry Technology Solutions unit, encompassing QNX (embedded software), Certicom (cryptography), Paratek (antenna tuning), the patent portfolio and the Internet of Things strategy

•	Announced an agreement to acquire Secusmart, a leader in high-security voice and text encryption, and recently announced the acquisition of Movirtu, a provider of virtual SIM solutions, after the end of the quarter

Q2 Results

Revenue for the second quarter of fiscal 2015 was $916 million. The revenue breakdown for the quarter was approximately 46% for hardware, 46% for services and 8% for software and other revenue. During the second quarter, the Company recognized hardware revenue on approximately 2.1 million BlackBerry smartphones. During the second quarter, approximately 2.4 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the second quarter and which reduced the Company’s inventory in channel.

Non-GAAP loss for the second quarter was $11 million, or $0.02 per share. GAAP net loss for the second quarter was $207 million, or a $0.39 loss per share. The GAAP net loss includes a non-cash charge associated with the change in the fair value of the Debentures of $167 million (the “Q2 Fiscal 2015 Debentures Fair Value Adjustment”) and pre-tax restructuring charges of $33 million related to the restructuring program. The impact of these adjustments on GAAP net loss and loss per share is summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments was $3.1 billion as of August 30, 2014. The Company used $36 million in the second quarter, excluding net receipts of $47 million related to non-strategic operations during the quarter. Purchase obligations and other commitments amounted to approximately $1.6 billion as of August 30, 2014, with purchase orders with contract manufacturers representing approximately $344 million of the total.

“We delivered a solid quarter against our key operational metrics, and we are confident that we will achieve breakeven cash flow by the end of FY15,” said John Chen, Executive Chairman and CEO, BlackBerry. “Our workforce restructuring is now complete, and we are focusing on revenue growth with judicious investments to further our leadership position in enterprise mobility and security, driving us towards non-GAAP profitability during FY16.”

Outlook

The Company continues to anticipate maintaining its strong cash position, while increasingly looking for opportunities to prudently invest in growth. The Company continues to target break-even cash flow results by the end of fiscal 2015.

Reconciliation of GAAP gross margin, gross margin percentage, loss before income taxes, and net loss to Non-GAAP gross margin, gross margin percentage, loss before income taxes, net loss and loss per share:

(United States dollars, in millions except per share data)

	Gross margin(1) (before taxes)	Gross margin %(1) (before taxes)	Loss before income taxes	Net loss	Loss per share
As reported	$425	46.4%	$(218)	$(207)	$(0.39)
Adjustments:
Restructuring charges (2)	10	1.1%	33	29
Q2 Fiscal 2015 Debenture Fair Value Adjustment (3)	—	—%	167	167

Adjusted	$435	47.5%	$(18)	$(11)	$(0.02)

Note: Non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP loss before income taxes, non-GAAP net loss and non-GAAP loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)	During the second quarter of fiscal 2015, the Company reported GAAP gross margin of $425 million or 46.4% of revenue. Excluding the impact of the restructuring charges included in cost of sales, the non-GAAP gross margin was $435 million, or 47.5%.
(2)	During the second quarter of fiscal 2015, the Company incurred charges related to the restructuring program of $33 million pre-tax, or $29 million after tax, of which $10 million were included in cost of sales, $19 million were included in research and development and $4 million were included in selling, marketing, and administration expenses.
(3)	During the second quarter of fiscal 2015, the Company recorded the Q2 Fiscal 2015 Debentures Fair Value Adjustment of $167 million. This adjustment was presented on a separate line in the Consolidated Statement of Operations.

Supplementary Geographic Revenue Breakdown

(United States dollars, in millions except per share data)

	For the quarter ended
	August 30, 2014		May 31, 2014		March 1, 2014		November 30, 2013		August 31, 2013
North America	$297	32.4%	$276	28.6%	$297	30.4%	$340	28.5%	$414	26.3%
Europe, Middle East and Africa	368	40.2%	414	42.9%	412	42.2%	549	46.0%	686	43.6%
Latin America	111	12.1%	125	12.9%	127	13.0%	135	11.3%	196	12.5%
Asia Pacific	140	15.3%	151	15.6%	140	14.4%	169	14.2%	277	17.6%

Total	$916	100.0%	$966	100.0%	$976	100.0%	$1,193	100.0%	$1,573	100.0%

Conference Call and Webcast

A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-888-503-8168 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am by dialing 1-647-436-0148 and entering pass code 8015758# or by clicking the link above. This replay will be available until midnight ET October 10th, 2014.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:

BlackBerry Investor Relations

+1-519-888-7465

investor_relations@blackberry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s expectations regarding maintaining its strong cash position while investing in growth opportunities, and the anticipated opportunities and challenges in fiscal 2015; BlackBerry’s ability to achieve break-even cash flow results by the end of fiscal 2015 and reach profitability in fiscal 2016; BlackBerry’s plans, strategies and objectives, including the anticipated benefits of recently announced strategic initiatives; anticipated demand for and the timing of, new product and service introductions, and BlackBerry’s plans and expectations relating to its existing and new product and service offerings, including BES 10, BES 12, BlackBerry 10 smartphones, services related to BBM and QNX software products; the ability to achieve further reductions in operating expenditures and maintain the cost savings realized through the restructuring program; BlackBerry’s anticipated levels of decline in service revenue in the third quarter of fiscal 2015; BlackBerry’s expectations for software revenue in fiscal 2015 and 2016; BlackBerry’s expectations regarding adjusted gross margin percentage for the next several quarters; BlackBerry’s anticipated income tax recovery rate for the remainder of fiscal 2015; BlackBerry’s expectations with respect to the sufficiency of its financial resources; BlackBerry’s estimates of purchase obligations and other contractual commitments; and assumptions and expectations described in BlackBerry’s critical accounting estimates and significant accounting policies. The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of BlackBerry’s Annual Information Form, including: risks related to BlackBerry’s ability to implement and realize the benefits of its strategic initiatives, including a return to its core strengths of enterprise and security, changes to its Devices business, including the partnership with Foxconn, and the planned transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, BlackBerry Technology Solutions, including the QNX embedded business, and Messaging; BlackBerry’s ability to maintain existing enterprise customer relationships and to transition such customers to the BES 10 and BES 12 platforms and deploy BlackBerry 10 smartphones, and the risk that current BES 10 and BES 12 test installations may not convert to commercial installations; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions; risks related to acquisitions, divestitures and investments which may negatively affect the Company’s results of operations; risks related to intense competition, rapid change and significant strategic alliances within BlackBerry’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken its competitive position; risks related to BlackBerry’s ability to adapt to, and realize the anticipated benefit of, recent management changes; and the risk that uncertainty relating to BlackBerry’s previously disclosed announcements concerning its operational restructuring, recent management changes and workforce reductions, may adversely impact BlackBerry’s business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees. These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited. BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, Company names, trademarks and service marks are the properties of their respective owners.

BlackBerry Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	August 30, 2014	May 31, 2014	August 31, 2013	August 30, 2014	August 31, 2013
Revenue	$916	$966	$1,573	$1,882	$4,644
Cost of sales
Cost of sales	484	494	1,013	978	3,042
Inventory write-down	7	21	627	28	627
Supply commitment charges	—	—	307	—	307

	491	515	1,947	1,006	3,976

Gross margin	425	451	(374)	876	668

Gross margin %	46.4%	46.7%	(23.8)%	46.5%	14.4%
Operating expenses
Research and development	186	237	360	423	718
Selling, marketing and administration	195	400	527	595	1,200
Amortization	75	81	171	156	351
Debentures fair value adjustment	167	(287)	—	(120)	—

	623	431	1,058	1,054	2,269

Operating income (loss)	(198)	20	(1,432)	(178)	(1,601)
Investment loss, net	(20)	(26)	(6)	(46)	(1)

Loss before income taxes	(218)	(6)	(1,438)	(224)	(1,602)
Recovery of income taxes	(11)	(29)	(473)	(40)	(553)

Net income (loss)	$(207)	$23	$(965)	$(184)	$(1,049)

Earnings (loss) per share
Basic	$(0.39)	$0.04	$(1.84)	$(0.35)	$(2.00)

Diluted	$(0.39)	$(0.37)	$(1.84)	$(0.41)	$(2.00)

Weighted-average number of common shares outstanding (000’s)
Basic	527,218	526,742	524,481	526,980	524,320
Diluted	527,218	658,228	524,481	651,980	524,320
Total common shares outstanding (000’s)	527,430	526,908	524,639	527,430	524,639

BlackBerry Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	August 30, 2014	March 1, 2014
Assets
Current
Cash and cash equivalents	$1,523	$1,579
Short-term investments	1,178	950
Accounts receivable, net	658	972
Other receivables	162	152
Inventories	113	244
Income taxes receivable	124	373
Other current assets	297	505
Deferred income tax asset	38	73
Assets held for sale	31	35

	4,124	4,883
Long-term investments	329	129
Restricted cash	68	—
Property, plant and equipment, net	582	1,101
Intangible assets, net	1,433	1,439

	$6,536	$7,552

Liabilities
Current
Accounts payable	$217	$474
Accrued liabilities	870	1,214
Deferred revenue	435	580

	1,522	2,268
Long term debt	1,507	1,627
Deferred income tax liability	32	32

	3,061	3,927

Shareholders’ Equity
Capital stock and additional paid-in capital	2,438	2,418
Treasury stock	(173)	(179)
Retained earnings	1,210	1,394
Accumulated other comprehensive income (loss)	—	(8)

	3,475	3,625

	$6,536	$7,552

BlackBerry Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flow

	Six Months Ended
	August 30, 2014	August 31, 2013
Cash flows from operating activities
Net loss	$(184)	$(1,049)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	362	756
Deferred income taxes	35	(32)
Income taxes payable	—	(3)
Stock-based compensation	22	38
Loss on disposal of property, plant and equipment	119	29
Debentures fair value adjustment	(120)	—
Other	13	10
Net changes in working capital items:
Accounts receivable, net	314	610
Other receivables	(10)	49
Inventories	131	(338)
Income taxes receivable	249	135
Other current assets	199	(231)
Accounts payable	(257)	66
Accrued liabilities	(311)	154
Deferred revenue	(145)	292

Net cash provided by operating activities	417	486

Cash flows from investing activities
Acquisition of long-term investments	(214)	(220)
Proceeds on sale or maturity of long-term investments	14	180
Acquisition of property, plant and equipment	(48)	(200)
Proceeds on sale of property, plant and equipment	348	5
Acquisition of intangible assets	(266)	(603)
Business acquisitions, net of cash acquired	(9)	(7)
Acquisition of short-term investments	(1,252)	(917)
Proceeds on sale or maturity of short-term investments	1,024	930

Net cash used in investing activities	(403)	(832)

Cash flows from financing activities
Issuance of common shares	4	—
Tax deficiencies related to stock-based compensation	—	(2)
Purchase of treasury stock	—	(16)
Transfer to restricted cash	(68)	—

Net cash used in financing activities	(64)	(18)

Effect of foreign exchange loss on cash and cash equivalents	(6)	(4)

Net decrease in cash and cash equivalents during the period	(56)	(368)
Cash and cash equivalents, beginning of period	1,579	1,549

Cash and cash equivalents, end of period	$1,523	$1,181

As at	August 30, 2014	May 31, 2014
Cash and cash equivalents	$1,523	$1,710
Short-term investments	1,178	975
Long-term investments	329	333
Restricted cash	68	69

	$3,098	$3,087

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)
	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15
Hardware	2,181	770	476	358	3,785	379	417
Service	794	724	632	548	2,698	519	424
Software	60	63	56	56	235	54	59
Other	36	16	29	14	95	14	16

Revenue	3,071	1,573	1,193	976	6,813	966	916

Cost of Sales
Cost of sales	2,029	1,013	865	551	4,458	494	484
Inventory write-down	—	627	1,081	(93)	1,615	21	7
Supply commitment charges	—	307	511	(35)	783	—	—

Total cost of sales	2,029	1,947	2,457	423	6,856	515	491

Gross profit	1,042	(374)	(1,264)	553	(43)	451	425

Operating expenses
Research and development	358	360	322	246	1,286	237	186
Selling, marketing and administration	673	527	548	355	2,103	400	195
Amortization	180	171	148	107	606	81	75
Impairment of long-lived assets	—	—	2,748	—	2,748	—	—
Debentures fair value adjustment	—	—	(5)	382	377	(287)	167

Total operating expenses	1,211	1,058	3,761	1,090	7,120	431	623

Operating income (loss)	(169)	(1,432)	(5,025)	(537)	(7,163)	20	(198)

Investment income (loss), net	5	(6)	—	(20)	(21)	(26)	(20)

Income (loss) from continuing operations before income taxes	(164)	(1,438)	(5,025)	(557)	(7,184)	(6)	(218)
Provision for (recovery of) income taxes	(80)	(473)	(624)	(134)	(1,311)	(29)	(11)

Net income (loss)	(84)	(965)	(4,401)	(423)	(5,873)	23	(207)

Earnings (loss) per share

Basic earnings (loss) per share	$(0.16)	$(1.84)	$(8.37)	$(0.80)	$(11.18)	$0.04	$(0.39)

Diluted earnings (loss) per share	$(0.16)	$(1.84)	$(8.37)	$(0.80)	$(11.18)	$(0.37)	$(0.39)

Weighted-average number of common shares outstanding (000’s)
Basic	524,160	524,481	525,656	526,374	525,168	526,742	527,218
Diluted	524,160	524,481	525,656	526,374	525,168	658,228	527,218

Non-GAAP Adjustments (Three Months Ended, Pre-Tax)
	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15
Debentures fair value adjustment	$—	$—	$—	$382	$382	$(287)	$167
CORE program charges & strategic review	26	72	266	148	512	226	33
Inventory charge (recovery)	—	934	1,592	(149)	2,377	—	—
LLA impairment charge	—	—	2,748	—	2,748	—	—

Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	$26	$1,006	$4,606	$381	$6,019	$(61)	$200

Non-GAAP Adjustments (Three Months Ended, After- Tax)
	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15
Debentures fair value adjustment	$—	$—	$—	$382	$382	$(287)	$167
CORE program charges & strategic review	17	51	225	105	398	204	29
Inventory charge (recovery)	—	666	1,347	(106)	1,907	—	—
LLA impairment charge	—	—	2,475	—	2,475	—	—

Total Non-GAAP Adjustments (Three Months Ended, After-Tax)	$17	$717	$4,047	$381	$5,162	$(83)	$196

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) and Non-GAAP Loss per Share
	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15
GAAP Net Income (Loss)	$(84)	$(965)	$(4,401)	$(423)	$(5,873)	$23	$(207)
Total Non-GAAP adjustments (three months ended, after-tax)	17	717	4,047	381	5,162	(83)	196

Non-GAAP Net Income (Loss)	(67)	(248)	(354)	(42)	(711)	(60)	(11)

Non-GAAP Loss per Share	$(0.13)	$(0.47)	$(0.67)	$(0.08)	$(1.35)	$(0.11)	$(0.02)

Shares outstanding for Non-GAAP Loss per Share reconciliation	524,160	524,481	525,656	526,374	525,168	526,742	527,218

Adjusted loss before income taxes, adjusted net loss and adjusted loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge Details

	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15
Total cost of sales	$—	$10	$76	$17	$103	$12	$10
Research and development	10	8	37	21	76	41	19
Selling, marketing and administration	16	54	153	110	333	173	4

Total CORE charges	$26	$72	$266	$148	$512	$226	$33

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2014

BlackBerry Limited
(Registrant)

By:	/s/ James Yersh
James Yersh
Chief Financial Officer